VUGO, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vugo, Inc.
Waytata, MN

We have reviewed the accompanying financial statements of Vugo, Inc. (a corporation), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 31, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

VUGO, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 241,484	$ 1,456
Accounts Receivable	3,450	3,450
TOTAL CURRENT ASSETS	244,934	4,906
NON-CURRENT ASSETS		
Fixed Assets	75,353	75,353
Accumulated Depreciation	(30,142)	(15,071)
TOTAL NON-CURRENT ASSETS	45,211	60,282
TOTAL ASSETS	290,145	65,189
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	102,943	96,513
TOTAL CURRENT LIABILITIES	102,943	96,513
NON-CURRENT LIABILITIES		
Convertible Notes	525,000	-
Convertible Notes - Accrued Interest	7,435	-
SAFE Notes	-	620,000
TOTAL LIABILITIES	635,378	716,513
SHAREHOLDERS' EQUITY		
Common Stock (15,000,000 shares authorized; 6,512,564 issued; $0.0001 par value)	651	651
Preferred Stock (3,625,957 shares authorized; 3,085,358 issued; $0.0001 par value)	309	171
Additional Paid in Capital	819,040	199,178
Retained Earnings (Deficit)	(1,165,232)	(851,324)
TOTAL SHAREHOLDERS' EQUITY	(345,232)	(651,324)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 290,145	$ 65,189

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VUGO, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Operating Income		
Sales	$ 7,993	$ 5,815
Gross Profit	7,993	5,815
Operating Expense		
Contractor Expenses	129,610	78,383
General and Administrative	86,169	94,385
Salaries and Benefits	41,919	133,774
Professional Services	30,509	35,017
Depreciation Expense	15,071	15,071
Advertisement	10,550	7,055
Rent	-	2,375
	313,828	366,060
Net Income from Operations	(305,835)	(360,246)
Other Income (Expense)		
Other Income	87	-
Interest Expense	(7,429)	-
Taxes	(731)	(635)
Net Income	$ (313,908)	$ (360,880)

VUGO, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (313,908)	$ (360,880)
Change in Accounts Payable	6,430	11,829
Depreciation	15,071	15,071
Net Cash Flows From Operating Activities	(292,407)	(333,980)
Cash Flows From Financing Activities		
Issuance of Common Stock	-	651
Issuance of Preferred Stock	-	171
Issuance of SAFE Notes		110,000
Issuance of Convertible Notes	525,000	-
Increase in Accrued Interest	7,435	-
Net Cash Flows From Investing Activities	532,435	110,822
Cash at Beginning of Period	1,456	224,614
Net Increase (Decrease) In Cash	240,028	(223,158)
Cash at End of Period	$ 241,484	$ 1,456

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VUGO, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2017	-	$ -	-	$ -	$ -	$ (490,444)	$ (490,444)
Issuance of Stock	6,512,564	651	1,709,401	171	199,178		200,000
Net Income						(360,880)	(360,880)
Balance at December 31, 2018	6,512,564	$ 651	1,709,401	$ 171	$ 199,178	$ (851,324)	$ (651,324)
Conversion of SAFEs	-	-	1,375,957	138	619,862	-	620,000
Net Income						(313,908)	(313,908)
Balance at December 31, 2019	6,512,564	$ 651	3,085,358	$ 309	$ 819,040	$ (1,165,232)	$ (345,232)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Vugo, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in Minnesota. The Company developed an advertisement platform for rideshares vehicles.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses of $313,908 and $360,880 in 2019 and 2018 respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds to continue operations through a Reg CF campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 31, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Revenue is generated through the sale of rideshare advertisements and licensing.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

In 2018, the Company occupied office space under a month-to-month lease on an as needed basis.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Minnesota.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2019, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes"). The notes accrue interest at the rate of 5% per annum and are payable in 2022. During 2019, the Company capitalized approximately $7,429 in interest related to the Notes.

During the year ended December 31, 2018, the Simple Agreements for Future Equity ("SAFE") converted to equity under the mandatory conversion clause within the SAFE agreements. If there is not an Equity Financing, Liquidity Event or Dissolution Event before December 31, 2018, then the Investor shall automatically receive from the Company a number of preferred shares of Capital Stock equal to the greater of the (i) Purchase Amount divided by the Safe Price; or (ii) Purchase Amount divided by the then current per share price derived by the then current fair market value of the company as determined by the Company's board of directors in good faith divided by the Company Capitalization (the "Mandatory Preferred Shares"). The Mandatory Preferred Shares shall have a liquidation preference equal to one times the Purchase Price. Subject to the provisions of Sections 1(a)(i) and (ii) above, in the event of an Equity Financing following the issuance of such Mandatory Preferred Shares, the Purchaser shall be granted the same preferences and obligations to the SAFE Preferred Stock issued pursuant to such Equity Financing. The SAFE agreements converted at a $4,250,000 valuation and each SAFE holder has acknowledged and accepted the SAFE conversion.

The SAFE agreements bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company determined that the fair value at the date of issuance, and as of December 31, 2018 were both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2018.

NOTE E- EQUITY

The Company is authorized to issue 15,000,000 shares of $0.0001 par value Common Stock and 3,625,957 shares of Preferred Stock of par value $0.0001.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: All classes of Preferred Stock are convertible into Common Stock at the holder's election at a dilution protected 1:1 rate.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Preferred Stock	3,085,358
Common Stock	6,512,564

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets; *Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and *Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The company faced litigation with the city of New York regarding rideshare advertising, which the city currently bans. During 2019, the city won the case against the Company which currently halts their operations in New York. The company is currently seeking other legal means to petition this ruling. No monetary rulings were made against the Company that would need to be accrued for on the financial statements.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 31, 2020, the date that the financial statements were available to be issued.